Filed by Quantum Fuel Systems Technologies Worldwide, Inc.

Commission File No. 0-49629

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Starcraft Corporation

Commission File No. 0-22048

The following is a power point presentation used beginning December 7, 2004 in connection with investor presentations by Quantum relating to Quantum’s proposed acquisition of Starcraft Corporation.

Unlocking the Hydrogen Economy

Quantum Fuel Systems Technologies Worldwide, Inc. .

INVESTOR PRESENTATION

December 2004

Forward Looking Statements

Statements in this document regarding the proposed transaction between Quantum and Starcraft, the expected timetable for completing the transaction, future financial and operating results, including the ability to achieve GAAP profitability within a certain timeframe, benefits and synergies of the transaction, future opportunities for Quantum, and any other statements about the future expectations, beliefs, goals, plans, or prospects expressed by the management of either Quantum or Starcraft constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “will,” “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: variations in pricing, material costs, other general costs and expenses; savings realized from consolidation of general and administrative expenses; an amortization expense from the recognition of an intangible asset arising from the valuation of current contracts and relationships; the failure to realize the synergies and other perceived advantages resulting from the merger; the ability of the parties to successfully integrate Quantum’s and Starcraft’s operations and employees; costs and potential litigation associated with the merger; the failure to obtain the approval of each company’s stockholders; the inability to obtain, or meet conditions imposed for, applicable regulatory and tax requirements relating to the merger; the failure of either party to meet the closing conditions set forth in the definitive merger agreement; the ability to retain key personnel both before and after the merger; each company’s ability to successfully execute its business strategies; growth of the alternative fuel, fuel cell and specialty vehicle markets; competitive conditions in the industry; business cycles affecting the markets in which the companies conduct business; and economic conditions generally. Additional factors may be found in Quantum’s Form 10-K for the year ended April 30, 2004, and in the other documents filed by the parties with the Securities and Exchange Commission, including the Registration Statement on Form S-4 that will be filed in connection with the proposed transaction.

Forward-looking statements are based on the beliefs, opinions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions, expectations, or other circumstances should change.

Additional Information and Where to Find It

Quantum intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of Quantum and Starcraft and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Quantum and Starcraft. Investors and security holders of Quantum and Starcraft are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Quantum, Starcraft and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Quantum or Starcraft with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Quantum by contacting Cathy Johnston at cjohnston@qtww.com or via telephone at (949) 399-4548. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Quantum, Starcraft and their respective directors, executive officers and members of management and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of Starcraft and Quantum in favor of the proposed transaction. Information about persons who may be considered participants in the solicitation of the stockholders of Quantum and Starcraft under the rules of the Commission and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.

Quantum Overview

World Leader in Hydrogen Fuel Systems

Transportation

Power Generation

Hydrogen Refueling Infrastructure

Spun-off from IMPCO Technologies in 2002

Over 45 years of gaseous fuel experience

Revenues: $28.1 Million in FY04

19% Growth over previous year

Employees: 150

50% technical

In Production

18,000 systems produced

Commercialization Partnerships

GM: Worldwide

Sumitomo: Japan

IMPCO: Europe

Quantum’s Primary Markets

Fuel Cell Vehicles

Packaged Fuel Systems

Alternative Fuel Vehicles

Stationary Power Modules

Military / Aerospace

Refueling Units

Natural Gas and Propane Systems

Quantum is in production today… 18,000 Alternative Fuel Systems Delivered

Quantum’s Hydrogen Fuel Systems

Our Customers

Military / Defense

Quantum AMV / “Aggressor” Complete Fuel Cell Vehicle Design High Performance Off-Road Stealth Vehicle

Military / Defense

Promotional video showing Quantum’s Alternative Mobility Vehicle delivered to the U.S. Army. Video shows six different angles of the vehicle and a short clip of the vehicle being driven. Background music only, no commentary. (28 seconds running time)

Promotional video showing Quantum’s Alternative Mobility Vehicle delivered to the U.S. Army. Video shows vehicle driving. Vehicle background noise only, no commentary. (8 seconds running time)

STARCRAFT ACQUISITION

Starcraft Transaction Rationale – WHY?

Create full service company with complete capabilities from concept to production.

Starcraft Companies

Shareholder Value of Acquisition

Leverage each other’s design, product engineering and integration capabilities into Quantum’s customer base.

Shareholder Value of Acquisition

Utilize Starcraft’s Specialty Vehicle Assembly For Existing Starcraft Products AND Quantum’s Programs.

Quantum Programs

Starcraft’s Specialty Vehicle Assembly

Shareholder Value of Acquisition

…Increased Geographic Footprint.

Corporate Headquarters

Quantum Advanced Technology Center

Irvine, CA

Quantum Advanced Vehicles Center

Lake Forest, CA

Tecstar

Haslet, TX

Tecstar

Shreveport, LA

Tarxien

Vaughn, ONT

Tecstar

Oshawa, ONT

Troy Tooling

Rochester Hills, MI

Quantum Detroit Office

Troy, MI

Tecstar Corporate

Troy, MI

Classic Design Concepts

Walled Lake, MI

Tecstar Corporate

Madison Heights, MI

Tecstar

Livonia, MI

Starcraft

Goshen, IN

Amstar

Fort Wayne, IN

Quantum – Starcraft Transaction Rationale

Strategic

Expands Quantum’s capabilities – design through production

Customer benefits

Cross-selling opportunities leading to increased market share

Management

Experienced management team

Financial Performance

Solid revenue base

Expected GAAP profitability within 1 year after closing

Shareholder Value

Increased profile – financial community

Significant hydrogen and fuel cell potential with sustainability

Financial Overview

QUANTUM TECHNOLOGIES

Quantum’s Growing Revenue Base

Achieved 19% revenue growth in FY04 reaching $28.1 Million

Reported a 64% increase in Fuel Cell Systems revenues

OEM Fuel Cell development activity is increasing

Revenues by Operating Segment

($ Millions) $30 $20 $10 $0

FY02 FY03 FY04

Alternative Fuel Segment

Fuel Cell Systems Segment

Growing Contract Base Active Development Programs

($ Millions) $20 $10 $0

At 10/31/03 At 10/31/04

Quantum’s Increased Operating Leverage

Improved gross margins

Anticipate gross margins to remain in the 30-35% range

Customer funded R&D

Over 60% of our R&D is funded by OEM customers, government agencies and military programs

40% 30% 20% 10% 0% -10% -20% -30% -40% -50%

Improved Gross Margins

FY02 FY03 FY04

Customer Funded R&D

70% 60% 50% 40% 30% 20% 10% 0%

FY02 FY03 FY04

Quantum’s Improving Financial Performance

Net loss improved 51% during FY04

Ebitda in FY04 was ($3.7) Million

Cash used in operations improved 63% during FY04

Quantum has a fully funded business plan with in excess of $60 Million in cash on the balance sheet

Net Loss

($ Millions) $0

-$10

-$20

-$30

-$40

-$50

FY02 FY03 FY04

Cash Used in Operations

($ Millions) $0

-$10

-$20

-$30

-$40

FY02 FY03 FY04

Quantum – Starcraft Transaction

Transaction Structure Shareholder Value Pro Forma Financials Timing

Transaction Structure

Transaction Structure:

Stock for stock transaction using Quantum shares for Starcraft shares

Tax-free exchange

Fixed share structure; no share/ratio adjustments

Consideration:

21 million shares at 2.34 shares of QTWW stock for every share of Starcraft common stock

Assume $15 million convertible note and other long-term debt obligations, and cash-out of stock options

Surviving Entity:

Quantum

Post transaction ownership: Quantum 60%; Starcraft 40%

Entity Structure:

Starcraft will remain a wholly-owned subsidiary for commercial, operational and legal purposes

Stock Exchange:

Nasdaq: QTWW

Established revenue streams in growing markets

$210M forecasted* in FY05

$250M forecasted* in FY06 (first full year)

Forecasting* GAAP profitability in Year 1 and utilization of Quantum’s NOLs

Strong balance sheet and cash position

Diversified, established business model with complementary products and services

Shareholder Value of Acquisition

Combined Financial Results*

Year 1 (FY06) revenues driven by:

New OEM programs

JV revenues

Aftermarket distribution

GAAP profitability and Ebitda forecasted in Year 1 (FY06)

Forecasted Financial Results

($Millions)

Forecasted Revenues

($Millions)

$250

$200

$150

$100

$50

$0

FY04A FY05F FY06F

$20 $10 $0

FY04A FY05F FY06F

Net Income Ebitda

* Note: Forecasts are forward looking information and are based on certain assumptions related to the growth of the Company’s industry and other risk factors. Actual results may differ materially from forecasts based on a number of important factors that are discussed in more detail in the “Forward Looking Statements” section at the beginning of this presentation as well as the Company’s filings with the SEC. Some factors that could cause results to differ are as follows:

Revenues could vary based on the growth of the alternative fuel, fuel cell and specialty vehicle markets.

Ebitda and profitability could vary based on program pricing, material costs, other general costs and expenses, and actual savings realized from consolidation of general and administrative expenses.

Forecasted net income will be impacted by amortization expense from the recognition of an intangible asset arising from the valuation of current contracts and customer relationships. This expense is preliminary and could change based on a final valuation.

Pro Forma Balance Sheet (in Millions, except ratios)

Pro Forma

Cash & Marketable Securities $ 55

Working Capital 75

Total Assets 285

Debt 20

Stockholders’ Equity 250

Debt to Equity .10:1

Note: Pro Forma Balance Sheet could vary based on changes in working capital, capital expenses, the structure of the convertible note, changes in borrowing and results of operations between now and closing.

Anticipated Transaction Timing

Date

Activity

Dec 04 / Jan 05

Jan / Feb 05

Feb / Mar 05

Mar 05

File Proxy

SEC Review

Mail Proxies

Close Transaction

Nasdaq: QTWW www.qtww.com

Unlocking the Hydrogen Economy